UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on stake in the company Ibiritermo S.A.

—

Rio de Janeiro, June 01, 2022 - Petróleo Brasileiro S.A. - Petrobras informs that it signed a contract for the purchase of Edison S.p.A.'s interest (50%) in Ibiritermo S.A., for the price of R$ 1.00, in compliance with the Energy Conversion Contract (ECC), signed on 06/21/2002 with Ibiritermo S.A..

Additionally, at the conclusion of the transaction, Petrobras will make the payment of compensation for part of the capital in the amount of R$ 2,500,000.00 (two million and five hundred thousand reais) to Edison S.p.A., as provided for in the share purchase agreement, and the ECC will be closed, with the transfer of the Usina Termelétrica Ibirité (UTE Ibirité) to Petrobras, the only asset of Ibiritermo S.A., which since the execution of the ECC has been operated by Petrobras.

Petrobras already holds a 50% stake in Ibiritermo S.A. and, after the transaction is concluded, the company will hold 100% of Ibiritermo S.A.'s shares and exclusive ownership of UTE Ibirité.

The conclusion of the transaction is subject to precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE).

After the conclusion of the transaction, Petrobras will adopt the necessary measures to start the liquidation of Ibiritermo S.A., starting to operate UTE Ibirité as an integrated asset to its thermal power plants portfolio, without an associated corporate structure.

About Ibiritermo S.A.

Founded in 2001, Ibiritermo S.A. is a closed capital corporation, and its only asset is the UTE Ibirité, located in the city of Ibirité in Minas Gerais, with an installed capacity of 226 MW.

The power plant is the subject of an ECC - Energy Conversion Contract, signed on June 21, 2002, between Ibiritermo S.A. and Petrobras, with Edison S.p.A. as the consenting intervening party.

Through the ECC, Petrobras has been the lessee of the plant since June 21, 2002, and is in charge of the operation and maintenance, the fuel and water supply, and the payment of the connection and usage charges of the electric energy distribution and transmission systems. On the other hand, Petrobras is free to dispose of the energy generated by the plant.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floorr – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer